Jason L. Kropp

+1 617 526 6421 (t)

+1 617 526 5000 (f)

jason.kropp@wilmerhale.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Acacia Communications, Inc.

Three Clock Tower Place, Suite 100

Maynard, MA 01754

Attn: Janene Ásgeirsson

Vice President, General Counsel and Secretary

(978) 938-4896

December 23, 2015

Via Hand and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz
Tom Jones
Julie Sherman
Brian Tascio

Re:	Acacia Communications, Inc.
Registration Statement on Form S-1
File No. 333-208680

Ladies and Gentlemen:

We are writing on behalf of Acacia Communications, Inc. (the “Company”), with respect to the Registration Statement referenced above (the “Registration Statement”), and to supplementally provide the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information related to:

1.	the Company’s planned disclosure of certain preliminary financial results for the three months ended December 31, 2015; and

2.	the Company’s most recent common stock valuation as compared to the preliminary estimate of the initial public offering (“IPO”) price range.

Securities and Exchange Commission

December 23, 2015

The information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

1. Planned Disclosure of Certain Preliminary Financial Results for the Three Months Ended December 31, 2015

The Company currently plans to commence the road show for its proposed initial public offering prior to completing the preparation of its financial statements for the quarter and year ended December 31, 2015. Accordingly, the Company intends to disclose in the Registration Statement estimated ranges for its revenue and income before provision for income taxes for the three months ended December 31, 2015 (collectively, the “financial estimates”).

Because the Company created additional foreign subsidiaries during the fourth quarter of 2015, it will be impracticable for the Company to calculate or reliably estimate, prior to completing the preparation of its financial estimates , the provision for income taxes or to complete the analyses relating to the valuation allowance associated with its deferred tax assets. Accordingly, it will be impracticable for the Company to disclose estimated net income as part of the financial estimates.

The Company believes that the proposed presentation of the financial estimates and related disclosure set forth in Appendix A, when taken as a whole with the balance of the Registration Statement, will provide investors with meaningful information and a meaningful framework for analysis of the financial estimates.

The Company advises the Staff as follows with respect to the necessity of providing a range (rather than a specific number) for each financial estimate provided as a range and how the Company determined the financial estimates.

Necessity of Providing a Range Rather Than a Specific Number for Each Financial Estimate Provided as a Range

The Company will be providing ranges for its financial estimates because the Company has not yet completed its financial closing procedures and, based on the Company’s historical experience, preliminary estimates of its financial results pending completion of such procedures vary from final results within a reasonably estimable range. The Company believes that its estimates will be reasonable, within a range.

Securities and Exchange Commission

December 23, 2015

How the Company Determines its Financial Estimates

Revenue

The Company will be disclosing a range of its consolidated revenue for the three months ended December 31, 2015 as well as an accompanying range of growth rates compared to the three-month period ended December 31, 2014. The Company believes that its revenue performance is a critical measure of its overall financial performance. Although the Company will not have completed the preparation of its consolidated financial statements for the quarter and year ended December 31, 2015, the Company believes that it will be able to provide a meaningful range of its revenue for the three months ended December 31, 2015 as a result of the following factors:

•	The Company has completed its monthly financial closing procedures for October and November 2015 and will be utilizing final revenue results for those months in combination with December transactions for which revenue has been recognized and accrued to estimate its preliminary revenue range for the three months ended December 31, 2015. For more information regarding the Company’s revenue recognition policy, we respectfully direct the Staff to Note 3 in the Company’s consolidated financial statements included in the Registration Statement.

•	The Company utilizes a rolling 12-month forecast process which is updated during each monthly closing cycle. This process affords an ongoing review and provides the Company with the opportunity to update expected financial results as additional information becomes available. This process is an integral element of the Company’s ability to prepare reasonable estimates of its preliminary financial results.

Income Before Provision for Income Taxes

The Company will be disclosing a range of its income before provision for income taxes for the three months ended December 31, 2015, as well as an accompanying range of growth rates compared to the three-month period ended December 31, 2014. The Company believes that its income before provision for income taxes is a critical measure of its overall financial performance and, although the Company will not have completed the preparation of its consolidated financial statements for the quarter and year ended December 31, 2015, the Company believes that it will be able to provide a meaningful range of its income before provision for income taxes for the three months ended December 31, 2015 as a result of the following factors:

Securities and Exchange Commission

December 23, 2015

•	The Company has completed its monthly financial closing procedures for October and November 2015 and will be utilizing final operating results for those months in combination with December transactions for which operating expenses have been recognized and accrued to estimate its preliminary income before provision for income taxes for the three months ended December 31, 2015.

•	The Company utilizes a rolling 12-month forecast process which is updated during each monthly closing cycle. This process affords an ongoing review and provides the Company with the opportunity to update expected financial results as additional information becomes available. This process is an integral element of the Company’s ability to prepare reasonable estimates of its preliminary financial results.

2. Information Related to the Company’s Recent Common Stock Valuations and Preliminary Estimate of IPO Price Range

On behalf of the Company, set forth below is additional information to supplement the Company’s prior response to comment 10 contained in the letter dated September 23, 2015 from the Staff.

Common Stock Valuations

The Company advises the Staff that the Company’s board of directors determined the fair value of common stock as of each option grant date based on a variety of factors, including, among other things, contemporaneous third-party valuations prepared by an external valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company determined that the fair value of its common stock increased from $10.14 per share on June 30, 2015 to $12.97 per share on September 30, 2015 to $13.65 per share on November 30, 2015.

The following table summarizes the equity awards granted during the past six months, and the fair value of the Company’s common stock underlying such grants as determined by the Company’s board of directors and used for financial reporting purposes. The fair value of the common stock for purposes of calculating the related share-based compensation expense was based on the most recent contemporaneous third-party valuation that was available at the grant date. The Company has not granted any other equity awards since December 16, 2015.

Securities and Exchange Commission

December 23, 2015

Grant Date	Number of Option Granted	Number of RSU’s granted	Fair Value of Common Stock Determined by the Board	Fair Value of Common stock for Financial Reporting
July 23, 2015	153,000	146,000	$10.14	$10.14
October 21, 2015	81,500	689,596	$12.97	$12.97
December 16, 2015	50,000	605,250	$13.65	$13.65

The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over such period.

June 30, 2015 Valuation

A contemporaneous third-party valuation was conducted as of June 30, 2015 with respect to shares of common stock of the Company. Given that, at the time of this valuation, the Company was preparing for a potential liquidity event via an initial public offering, a hybrid probability-weighted expected return method (“PWERM”) was utilized with two primary scenarios —a stay private scenario and an initial public offering scenario – as follows:

o	Stay Private Scenario: The enterprise value for the stay private valuation was determined utilizing both guideline public company (GPC) and guideline transaction (GT) market based approaches. Approximately 15 comparable public companies and a number of mergers and acquisitions transactions in the communications equipment market were evaluated to determine valuation multiples of revenue and EBITDA. The Company’s common stock value was determined using the option pricing method. A discount for lack of marketability of 20.0% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value per share of common stock in this scenario was $6.70. This method was weighted 40%.

o

Initial Public Offering Scenario: The value of the Company’s common stock was determined based on (i) preliminary feedback from discussions with the underwriters during the underwriter selection process; (ii) a review of relevant recent initial public offering transactions; and (iii) a review of the trading multiples for approximately 15 comparable public companies in the communications and equipment markets. It was assumed that the Company’s IPO would occur in the first half of 2016 with a low case value of $14.99 per share (70% weighting) and high case value of $23.90 per share (30% weighting) representing a weighted value of $17.66 per share. This value was discounted to present value using a weighted average cost of capital of 20.0%. A discount for

Securities and Exchange Commission

December 23, 2015

lack of marketability of 10.0% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value per share of common stock in this scenario was $12.43. This method was weighted 60% based on the Company’s then-recent initial engagement with investment bankers in preparation for an IPO, management’s assessment of those discussions, the general economic environment and the Company’s general business prospects.

Based on these factors, the Company determined that the common stock had a fair value of $10.14 per share as of June 30, 2015.

September 30, 2015 Valuation

A contemporaneous third-party valuation was conducted as of September 30, 2015 with respect to shares of common stock of the Company. This valuation was performed using a very similar PWERM approach as the one outlined above, with the stay private scenario weighted at 25% and the initial public offering scenario weighted at 75%. The change in weighting was determined based on discussions with the underwriters and an assessment of general economic and market conditions, as well as the Company having completed its initial submission and first amendment of its draft registration statement. In addition, the expected IPO timing was refined, with an IPO expected to take place in the first quarter of 2016.

o	Stay Private Scenario: The enterprise value for the stay private valuation was determined utilizing both guideline public company (GPC) and guideline transaction (GT) market based approaches. Approximately 15 comparable public companies and a number of mergers and acquisitions transactions in the communications equipment market were evaluated to determine valuation multiples of revenue and EBITDA. The Company’s common stock value was determined using the option pricing method. A discount for lack of marketability of 15.0% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value per share of common stock in this scenario was $7.87. This method was weighted 25%.

o

Initial Public Offering Scenario: It was assumed that the Company’s IPO would occur in the first quarter of 2016 with a low case value of $14.71 per share (70% weighting) and high case value of $23.43 per share (30% weighting) representing a weighted value of $17.33 per share. This value was discounted to present value using a weighted average cost of capital of 19.0%. A discount for lack of marketability of 10.0% was determined using a combination of quantitative

Securities and Exchange Commission

December 23, 2015

factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value per share of common stock in this scenario was $14.67. This method was weighted 75%.

Based on these factors, the Company determined that the common stock had a fair value of $12.97 per share as of September 30, 2015.

November 30, 2015 Valuation

A contemporaneous third-party valuation was conducted as of November 30, 2015 with respect to shares of common stock of the Company. This valuation was performed using a very similar PWERM approach as the one outlined above, with the stay private scenario weighted at 20% and the initial public offering scenario weighted at 80%. The change in the weighting was determined based on discussions with the underwriters, an assessment of general economic and market conditions, including increased expectations for interest rate increases, and increasing challenges to, and fewer comparable companies in, the technology company IPO market during the second half of 2015, as well as the Company’s having submitted the second amendment to its draft registration statement. In addition, the expected IPO timing was further refined, with an IPO expected to take place between January 31 and March 31, 2016.

o	Stay Private Scenario: The enterprise value for the stay private valuation was determined utilizing both guideline public company (GPC) and guideline transaction (GT) market based approaches. Approximately 15 public companies and a number of mergers and acquisitions transactions in the communications equipment market were evaluated to determine valuation multiples of revenue and EBITDA. The Company’s common stock value was determined using the option pricing method. A discount for lack of marketability of 15.0% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value per share of common stock in this scenario was $8.81. This method was weighted 20%.

o	Initial Public Offering Scenario: It was assumed that the Company’s IPO would occur between January 31, 2016 and March 31, 2016 with a low case value of $14.58 per share (70% weighting) and high case value of $23.20 per share (30% weighting) representing a weighted value of $17.17 per share. This value was discounted to present value using a weighted average cost of capital of 18.0%. A discount for lack of marketability of 10.0% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models, as well as qualitative factors. The resulting value per share of common stock in this scenario was $14.86. This method was weighted 80%.

Securities and Exchange Commission

December 23, 2015

Based on these factors, the Company determined that the common stock had a fair value of $13.65 per share as of November 30, 2015.

Most Recent Common Stock Valuation Compared to Preliminary Estimate of IPO Price Range

Rule 83 Confidential Treatment Request by Acacia Communications, Inc. Request #1

The Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share. This preliminary estimate of the price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s business, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing preliminary estimate of the price range will not be subject to significant change.

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock (as of November 30, 2015) of $13.65 per share and the midpoint of the anticipated offering price range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of November 30, 2015 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors:

Acacia Communications, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Janene Ásgeirsson, Vice President, General Counsel and Secretary, Acacia Communications, Inc., Three Clock Tower Place, Suite 100, Maynard, MA 01754, telephone (978) 938-4896, before it permits any disclosure of the double-underlined and highlighted information in Request #1.

•	The estimated price range for this offering assumes that the IPO has occurred and that a public market for the Company’s common stock has been created and therefore excludes

Securities and Exchange Commission

December 23, 2015

any discount for lack of marketability of the Company’s common stock. The Company used a discount for lack of marketability of 10.0% for the IPO scenario and 15.0% for the stay private scenario.

•	The estimated price range for this offering assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.

•	The Company incorporated a “stay private” scenario weighted at 20% probability into its previous valuation, which yielded a value approximately 35% lower than that which was estimated in the event of the occurrence of an initial public offering.

•	Subsequent to November 30, 2015, the Company’s industry outlook among public company peers improved for the market segments that are addressed by the Company. As a result, the Company’s expectations for its 2016 financial results, and its visibility into such expected performance, improved. These improvements were not considered in the Company’s November 30, 2015 valuation, but are factored into the Company’s estimated IPO price range.

•	The estimated price range for this offering assumes that the Company will have strengthened its balance sheet and, as a public company, will enjoy resulting reputational improvements with potential customers, suppliers and other commercial partners.

***

Securities and Exchange Commission

December 23, 2015

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6421. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	Murugesan Shanmugaraj, Acacia Communications, Inc.

Janene Ásgeirsson, Acacia Communications, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549

Appendix A

The below will be included in the Prospectus Summary contained in the Registration Statement:

Recent Operating Results (preliminary and unaudited)

We are currently in the process of finalizing our financial results for the three months ended December 31, 2015. Based on preliminary unaudited information and management estimates for the three months ended December 31, 2015, and subject to the completion of our financial closing procedures:

•	We expect revenue for the three months ended December 31, 2015 to be between $[ ] million and $[ ] million, representing an increase of [ ]% to [ ]% when compared to $[ ] million for the three months ended December 31, 2014.

•	We expect income before provision for income taxes for the three months ended December 31, 2015 to be between $[ ] million and $[ ] million, representing an increase of [ ]% to [ ]% when compared to income before provision for income taxes of $[ ] million for the three months ended December 31, 2014.

Revenue

We expect revenue for the three months ended December 31, 2015 to be between $[            ] million and $[            ] million, representing an increase of [            ]% to [            ]% when compared to $[            ] million for the three months ended December 31, 2014. The expected increase in revenue for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 is primarily due to increased sales volumes of products within our 100 Gbps product family, as well as increased revenue attributable to the ongoing introduction of products in our 400 Gbps product family.

Income Before Provision for Income Taxes

We expect income before provision for income taxes for the three months ended December 31, 2015 to be between $[            ] million and $[            ] million, representing an increase of [            ]% to [            ]% when compared to income before provision for income taxes of $[            ] million for the three months ended December 31, 2014. The expected increase in income before provision for income taxes for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014 is due to increased sales volumes of products within our 100 Gbps product family, as well as increased revenue attributable to the ongoing introduction of products in our 400 Gbps product family.

We have provided ranges for our preliminary results because our financial closing procedures for the three months ended December 31, 2015 are not yet complete. This information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected results for the three months ended December 31, 2015. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary estimates contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary estimates. In addition, the foregoing information and estimates are subject to revision as we prepare our consolidated financial statements and other disclosures as of and for the three months ended December 31, 2015, including all disclosures required by GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ended December 31, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ended December 31, 2015 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these estimated results for the three months ended December 31, 2015 are not necessarily indicative of the results to be achieved for any future period, and the estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These estimated results should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.